China Direct Industries, Inc.
431 Fairway Drive, Suite 200
Deerfield Beach, FL 33441

telephone (954) 363-7333
facsimile (954) 363-7320

January 19, 2010

'CORRESP'

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Karl Hiller, Branch Chief
Craig Arakawa

Re:	China Direct Industries, Inc. (the "Company")
Item 4.02 Form 8-K filed on December 29, 2009 (the "Form 8-K")
File No. 001-33694

Ladies and Gentlemen:

    The Company is in receipt of the staff’s comment letter dated January 5, 2010 related to the Form 8-K.  As indicated below, the Company filed Form 8-K/A (Amendment No. 2) to the Form 8-K it filed with the Commission on December 31, 2009, which shall include the requested disclosure.

1.
We note that your disclosure pertaining to non-reliance on your December 31, 2008 financial statement does not include a statement indicating whether the underlying errors causing non-reliance were discussed with your independent accountant.   Please amend your filing to comply with Item 4.02(a)(3) of Form 8-K.

RESPONSE:

    The requested disclosure, along with the Item 4.02 disclosure included in the Form 8-K, is included in Form 8-K/A (Amendment No. 2) that was accepted by the SEC on January 15, 2010 with an SEC filing date of January 19, 2010.

We trust the foregoing responds to the staff's comment.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in Amendment No. 2 and the Form 8-K;

•
Comments of the Commission or the staff or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Amendment No. 2 and the Form 8-K; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Andrew X. Wang
Andrew X. Wang, Executive Vice President and Chief Financial Officer

cc: Sherb & Co., LLP